UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Ordinary General Shareholders’ Meeting held on March 22, 2013, has:

1. Approved the company’s financial statements, management report and other attachments, for the six months period ended on December 31, 2012. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS		Colombian GAAP
FROM JULY TO DECEMBER 31, 2012		(in Ps)
GENERAL SHAREHOLDERS’ MEETING

Net Income		802,398,387,275.67

With tax benefit	802,398,387,275.67

Plus
Occasional reserve release for the General Shareholders’ Meeting disposal		2,736,083,196,250.82
With Tax-Benefit	2,275,390,597,393.99
Without Tax-Benefit	460,692,598,856.83

Total Income available for the General Shareholders’ Meeting disposal		3,538,481,583,526.49

To distribute a cash dividend of $ 4,20 per share per month, from April to September of 2013, including these two months as follows:		467,504,514,615.60
Over 18,551,766,453 common and preferred outstanding shares
With tax benefit	467,504,514,615.60

Dividends shall be paid within the first ten (10) days of each month to shareholders at the moment each payment is due, according to applicable regulations, including exdividend date rules.

Note: In accordance with Decree 4766 of 2011 and the regulation of Colombian Stock Exchange, dividends for the month of April 2013, will be paid from the fourth trading day following the date in which the shareholders´ general assembly approved the distribution of profits, which is from April 2, 2013. In this month, dividends will be paid until April 11, 2013.

Occasional reserve for disposal at the General Shareholders’ Meeting		3,070,977,068,910.89

Total with Tax-Benefit	2,610,284,470,054.06
Total without Tax-Benefit	460,692,598,856.83

TOTAL		3,538,481,583,526.49

2. Elected, as members of the Board of Directors, for the period beginning on April 1, 2013 and ending on March 31, 2014, the following individuals:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.
2013 - 2014:

PRINCIPAL	ALTERNATE
Luis Carlos Sarmiento Angulo	Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuellar de Jaramillo
Julio Leonzo Álvarez Álvarez	Gabriel Mesa Zuleta
Mauricio Cárdenas Müller (*)	Enrique Mariño Esguerra (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

(*) Independent members (under Colombian law).

3. Re-elected KPMG Ltda. as External Auditor of the company. KPMG shall appoint the individuals who will act, on its behalf, as principal auditor and substitute auditor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel